EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Receipt of UL Functional Safety Approval for Next Generation Battery Management System

Generation V BMS System Optimized for new Electrovaya’s High Voltage Applications has achieved UL991 and UL 1998 Recognition

Toronto, Ontario – February 27, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA.TO), a lithium ion battery technology and manufacturing company, today announced that its latest generation of battery management system technology (“BMS”) has been approved by UL.  The GEN V Battery Management System (BMS) has been successfully evaluated for conformity with both UL 991, which pertains to safety-related controls utilizing Solid-State devices, and UL 1998, addressing Software in programmable components.

The GEN V BMS boasts a robust design that has endured years of rigorous operational conditions without encountering any failures or safety incidents. The hardware and software are internally developed, tailored precisely to the specific application requirements. The new BMS platform also features remote capabilities for battery monitoring, along with advanced Fleet/Warehouse battery analytics facilitated by EVISION, augmenting its utility and functionality in fleet and warehouse management contexts.

“Our latest BMS system is a key piece of technology for our new high voltage battery system products that will be utilized in a wide variety of verticals.,” said Dr. Raj DasGupta, CEO of Electrovaya. “The UL approvals required rigorous testing and review and provide a third party validation for an important part of our latest battery system design.”

The Company continues plans to exhibit its latest battery system products at MODEX 2024, March 11th-14th in Atlanta and at the Advanced Clean Technology Expo (ACT) on May 20th to 23rd in Las Vegas.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, uncommitted accordions and revenue growth forecasts for the fiscal year ending September 30, 2024 . Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. There is no guarantee that battery systems using the latest generation battery management system will be immune from failure or safety incidents. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Company’s intention to repay the promissory notes by the amended maturity date are based on an assumption that the Company will be able to repay the promissory notes by the amended maturity date. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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